CYBIRD

URL : http://www.cybird.co.jp/investor/

JASDAQ

News Release

May 10, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
+81-3-5785-6111

Notice regarding Revision of Fiscal Earnings Forecasts (Non-consolidated and Consolidated)

Tokyo, Japan, May 10, 2006 --- Based on recent business trends, CYBIRD Co., Ltd. today revised its earnings forecasts for the fiscal year ended March 2006 (non-consolidated and consolidated) announced on February 9, 2006. Details are as follows.

1. Revision of Fiscal Earnings Forecasts (for period from April 1, 2005 to March 31, 2006)

Fiscal Non-consolidated Earnings Forecasts

(Unit: millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous Forecast (A)	12,600	600	240
Revised Forecast (B)	12,731	763	379
Change (B – A)	131	163	139
% change	1.0%	27.3 %	58.3 %
(Reference) Results for the FY ended March 31, 2005	11,721	774	1,482

Fiscal Consolidated Earnings Forecasts

(Unit: millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous Forecast (A)	14,800	(270)	(390)
Revised Forecast (B)	15,089	35	(143)
Change (B – A)	289	305	246
% change	2.0 %	-	-
(Reference) Results for the FY ended March 31, 2005	12,488	721	1,519

2. Reason for Revision of Earnings Forecasts for the Fiscal Year Ended March 2006

Performance continued to be boosted by growth in sales of the Mobile Content Business and in the Marketing Solution Business' revenues from mobile site development and operation during the fiscal year ended March 2006. Therefore, we anticipated that non-consolidated net sales will amount to ¥12,731 million, up ¥131 million, or 1.0%, from the most recent forecast announced on February 9, 2006, and representing a ¥1,009 million, or 8.6%, increase year on year. Similarly, we expect consolidated net sales to total ¥15,089 million, advancing ¥289 million, or 2.0%, from the most recent forecast, and representing a ¥2,600 million, or 20.8%, increase from the previous fiscal year. In addition to the non-consolidated growth factors, higher consolidated performance can be attributed to changes and additions of consolidated subsidiaries in the Marketing Solution and International businesses. Both non-consolidated and consolidated net sales forecasts are record highs.

Notably, CYBIRD's core Mobile Content Business is expected to achieve double-digit sales growth for the second consecutive year, registering a record high of ¥10,808 million, up ¥1,432 million, or 15.3% from the previous fiscal year.

Non-consolidated ordinary income also edged up due to net sales growth, correction of the high cost structure and foreign exchange gains. The revised ordinary income forecast of ¥763 million is ¥163 million, or 27.3% more than the previous forecast.

Consolidated ordinary income is forecast to be ¥35 million, an improvement of ¥305 million from the loss of ¥270 million given in the most recent forecast. Although consolidated ordinary income is anticipated to be substantially lower than non-consolidated ordinary income because of the impact of the losses of consolidated subsidiaries of the Marketing Solution and International businesses, those losses were offset somewhat by the solid performance improvement by technology-related consolidated subsidiaries, reducing the amount of losses predicted in the previous forecast.

CYBIRD expects net income to be ¥379 million on a non-consolidated basis, while on a consolidated basis, it anticipates a loss of ¥143 million. Both these figures dropped significantly in reaction to the approximately ¥1.8 billion gain on sale of shares held in associated companies recognized during the previous fiscal year. While the consolidated loss is an unfortunate result, these figures represent a ¥139 million improvement from the previous forecast on a non-consolidated basis, and a ¥246 million improvement on a consolidated basis.

<Cautionary Statement Regarding Earnings Forecasts>

The earnings forecasts stated in these materials are calculated using estimations and assumptions made based on currently available information and involve risks and uncertainties. It should be recognized that actual results could differ significantly from the forecasts given herein.

(End of document)

JASDAQ

RECEIVED
2006 JUN -8 P 12:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 15, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

JIMOS CO., LTD.
(Security Code: 3310, JASDAQ)
Representative: Fujio Komura
President
Contact: Yohei Hosoda
Executive Vice President
81-3-5783-7344 (Corporate Planning Division)

Notice Regarding Conclusion of Share Exchange Agreement

Tokyo, Japan, May 15, 2006—CYBIRD Co., Ltd., and JIMOS CO., LTD., today ratified in separate meetings of the boards of directors a share exchange agreement that will result in JIMOS becoming a wholly owned subsidiary of CYBIRD on October 1, 2006 based on a share exchange. Details are as follows.

The share exchange is taking place based a fundamental agreement, a summary of which was disclosed in the press release "Notice regarding Business Integration through Transfer of Holding Company Structure" announced on March 14, 2006, and is part of the business integration scheme.

1. Purpose of Share Exchange

On March 1, 2005, JIMOS and CYBIRD announced a comprehensive strategic business and capital alliance aimed at developing their commerce business based on the utilization of CYBIRD's mobile-services-developed customer base. Based on that alliance, the two partners have been working toward the integration of their businesses to achieve a fusion of their areas of strength, their competitive capabilities, and their business and management resources with an eye to merging their capital (by establishing a holding company, etc.) and implementing group management. As a result, on March 14, 2006, the two companies have reached a basic agreement on integration of their businesses based on equal partnership by establishing a holding company, to further expand and diversify their businesses and increase their profitability. Part of the business integration scheme, the share exchange will be used to make JIMOS a wholly owned subsidiary of CYBIRD to facilitate the shift to a holding company organization. At the same time, CYBIRD will undergo a corporate split, with the former company changing its name to CYBIRD Holdings Co., Ltd., and becoming a holding company and a newly established company taking over the name of CYBIRD Co., Ltd., and succeeding to the existing businesses of the former company. As a result, JIMOS and the newly established CYBIRD will be wholly owned subsidiaries of the holding company, CYBIRD Holdings.

2. Share Exchange Particulars

(1) Share Exchange Schedule

March 14, 2006	Fundamental agreement on business integration reached.
March 31,2006	Date set for CYBIRD regular shareholders' meeting.
April 28, 2006	Date set for JIMOS extraordinary shareholders' meeting
May 15, 2006	Conclusion of share exchange agreement.
June 29, 2006	Approval of share exchange agreement at CYBIRD regular shareholders' meetings (planned).
June 30, 2006	Approval of share exchange agreement at JIMOS extraordinary shareholders' meetings (planned).
Sept. 26, 2006	JIMOS shares delisted (planned).
Sept. 30, 2006	End of submission period for shares to be exchanged (planned).
Oct. 1, 2006	Share exchange date (planned)

(2) Share Exchange Ratios

	CYBIRD Co., Ltd.	JIMOS CO., LTD
Share exchange ratio	1	1.17

Notes: 1. The Proportion of Shares Exchanged

For shareholders of JIMOS listed or recorded in the shareholder and beneficial shareholder registers at the end of the day immediately prior to the day on which the shares are to be exchanged, CYBIRD will exchange 1.17 common shares for each JIMOS common share. However, there will be no exchange of CYBIRD shares for the 12,381 common shares of JIMOS currently held by CYBIRD.

2. Basis of Calculating Share Exchange

CYBIRD commissioned Nomura Securities Co., Ltd., and JIMOS engaged Mitsubishi UFJ Securities Co., Ltd., to independently determine a fair share exchange ratio. Based on the results of those calculations and discussions between CYBIRD and JIMOS, agreement was reached on the above ratios. If any change should occur in the fundamentals underlying the calculation adjustments will be decided by the two parties based on discussion.

3. The Method and Basis behind the Calculations of the Third Parties

Nomura Securities Co., Ltd. and Mitsubishi UFJ Securities Co., Ltd. conducted analysis using the average market price, comparisons of similar companies, and discounted cash flow. They determined share exchange ratios based on an overall consideration of their results.

(3) New Shares Issued by CYBIRD due to Share Exchange

Common shares: 57,545 shares

The above number of shares was determined based on a calculation using the number of common shares issued by JIMOS at March 31, 2006. This number could increase due to the exercise of stock options.

(4) Date of Start of Dividend Calculation for New Shares Issued by CYBIRD in Share Exchange

October 1, 2006 will be set as the date of start of calculation of dividend.

(5) New Share Subscription Rights, etc. Issued by JIMOS as Stock Options

CYBIRD will succeed to JIMOS's obligations regarding new share subscription rights listed below following adjustments are made to the number of common shares covered by the subscription rights and the amount paid upon exercise of the subscription rights.

(6) Details Regarding Public Listing After Share Exchange

Following the exchange of shares, the holding company that will become the overall parent company will continue to be listed on the Jasdaq Securities Exchange, Inc. We plan to terminate JIMOS's listing of its common shares on JASDAQ on September 26, 2006 following the exchange of shares. Notification of the delisting of shares will be made promptly as soon as details become definite.

3. Outline and Particulars of Partner Companies Involved in Share Exchange

(Figures rounded down)

(1)Company Name	CYBIRD Co., Ltd. (Parent Company)	JIMOS CO., LTD. (Wholly Owned Subsidiary)
(2)Main Business	Mobile Content, Market Solution, E-Commerce, Advertising, and International businesses	Direct marketing, wholesale, direct sales support services, and other businesses
(3)Establishment	September 29, 1998	September 14, 1998
(4)Head Office	6-10-1 Roppongi, Minato-ku, Tokyo	1-4-2 Tenjin, Chuo-ku, Fukuoka
(5) Representative	Kazutomo Robert Hori	Fujio Komura
(6)Paid-in Capital	¥5,433 million (At Dec. 31, 2005)	¥1,176 million (At Dec. 31, 2005)
(7)No. of Shares Issued	230,566shares (At Dec. 31, 2005)	61,520shares (At Dec. 31, 2005)
(8)Shareholders Equity	¥12,479 million (Same date, Consolid.)	¥5,060million (Same date, Consolidated)

(9)Total Assets	¥18,057million (Same date, Consolid.)	¥6,624million (Same date, Consolidated)
(10)Fiscal Year End	March 31	June 30
(11)No. of Employees	622 (Same date, Consolidated)	185(Same date, Consolidated)
(12)Major Customers	NTT DoCoMo, Inc., KDDI Group, Vodafone K.K.	Sumioka Foods Co., Ltd., NATURAL Inc., Tremy Co., Ltd., BONANZA Co., Ltd.
(13)Major Shareholders and Holdings (See Note)	Kazutomo Robert Hori (11.86%) RECRUIT CO., LTD. (10.97%) Omron Corporation (4.68%)	Fujio Komura (44.88%) CYBIRD Co., Ltd. (20.12 %) Japan Securities Finance Co., Ltd. (3.13%)
(14)Primary Financial Partners	Aozora Bank, Ltd., Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Bank, Ltd, Sumitomo Mitsui Banking Corporation	Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Bank, Ltd, NISHI-NIPPON CITY BANK, LTD.
(15)Relationship with Current Companies	Capital	CYBIRD holds 20.12% of the issued shares of JIMOS.
	Personnel	Fujio Komura serves as an outside director of CYBIRD. Kazutomo Robert Hori serves as an outside director of JIMOS
	Business	JIMOS is positioned as the core of the CYBIRD Group's merchandising business. Accordingly, JIMOS sells products to, purchases software from, and conducts commissioned business for CYBIRD.

Notes: 1. Percentage holdings of CYBIRD's major shareholders are figures at the end of September 2005.
2. Percentage holdings of JIMOS's major shareholders are figures at the end of December 2005.

4. Three-Year Fiscal Performance of Companies Involved in Share Exchange

(Figures are rounded down)

	CYBIRD Co., Ltd.			JIMOS CO., LTD.		
Fiscal Year	FY2003/3	FY2004/3	FY2005/3	FY2003/6	FY2004/6	FY2005/6
Net Sales (millions of yen)	9,271	10,713	12,488	7,191	9,713	12,641
Operating Income (millions of yen)	1,324	594	718	951	1,281	1,311
Ordinary Income (millions of yen)	1,316	596	721	951	1,287	1,297
Net Income (millions of yen)	1,073	199	1,519	584	706	753
Net income per share (yen) (See Note)	17,030	3,080	7,435	66,853	45,502	13,188
Annual Dividends per Share (yen)(See Note)	—	500	Regular dividend 167 Special dividend 167	Old shares 2,500 New shares 2,224	Regular dividend 2,500 Commemorative dividend 1,000	1,200
Shareholders' Equity per Share (yen)(See Note)	81,939	96,716	39,264	185,459	169,275	82,683

Notes: 1. On November 19, 2004, CYBIRD underwent a 3-to-1 share split.
2. On June 25, 2003, JIMOS conducted a 3-to-1 share split. It underwent another 3-to-1 share split on August 20, 2004.

5. Position of Two Companies after the Share Exchange

(1) Name	CYBIRD Holdings Co., Ltd. (Parent Company) (Note 1)	JIMOS CO., LTD. (Wholly Owned Subsidiary)
(2) Main Business	The Company plans to have the following functions. 1. Management oversight of formation of Group strategies 2. Provision of shared services to companies of the Group 3. Administration and use of integrated customer base 4. Auditing of Group companies	Direct marketing, wholesale, direct sales support services, and other businesses
(3) Head Office	6-10-1 Roppongi, Minato-ku, Tokyo	1-4-2 Tenjin, Chuo-ku, Fukuoka
(4) Representatives	Fujio Komura, Representative Director Kazutomo Robert Hori, Director and CEO	Yohei Hosoda, Representative Director and President
(5) Paid-in Capital (Note 2)	¥5,433 million (share exchange had no effect)	¥1,176 million (share exchange had no effect)

Note 1: Based on a combination of a corporate split and a share exchange, CYBIRD will be converted to a holding company (CYBIRD Holdings Co., Ltd.), and its existing businesses will be succeeded by a newly established company (CYBIRD Co., Ltd.).

Note 2: The paid-in capital figures of the two companies are at December 31, 2005. It is possible that paid-in capital of each company could increase due to the exercise of stock options up until the corporate split date, but the share exchange transaction itself will have no effect on paid-in capital.

6. Impact on Performance

The impact of the share exchange will be reflected in consolidated performance of CYBIRD in the second half of the fiscal year ending March 2007. However, details are still under review. Notification of such matters will be made promptly as soon as the details are known.

《Reference》 New Share Subscription Rights Carried Forward After the Share Exchange

* The following new share subscription rights indicate adjusted issue costs and exercise periods following the share exchange.

	At March 31, 2006	At March 31, 2006	At March 31, 2006
Designation	JIMOS CO., LTD., 1st New Share Subscription Rights	JIMOS CO., LTD., 2nd New Share Subscription Rights	JIMOS CO., LTD., 3rd New Share Subscription Rights
Regular or extraordinary shareholder meeting approval date	June 11, 2002	December 27, 2002	September 29, 2004
No. of subscription rights (units)	64	290	1,750
Type of shares covered	Common shares	Common shares	Common shares
No. of shares exchangeable per right (shares)	576 shares	2,610 shares	1,750 shares
Cost of exercising right (yen)	37,988 yen per common share	56,980 yen per common share	238,462 yen per common share
Exercise period	October 1, 2006 to June 11, 2008	October 1, 2006 to December 27, 2008	October 1, 2006 to September 30, 2011
Issue price and amount included in capital for shares issued upon exercise of right (yen)	Issue price: 37,988 yen per share Amount included in capital: 18,944 yen	Issue price: 56,980 yen per share Amount included in capital: 28,490 yen	Issue price: 238,462 yen per share Amount included in capital: 119,231yen
Exercise conditions for new share subscription rights	1. Persons who have been granted new share subscription rights (hereinafter referred to as "subscription rights holders") must be directors, auditors, employees or advisors of the Company or its subsidiaries when they exercise their new share subscription rights. Provided, however, that this requirement shall not hold if the subscription holder obtains the approval of the board of directors of the Company regarding the number of new share subscription rights to be exercised and the timing of the exercise beforehand. 2. Other conditions in connection with the exercise of the new share subscription rights shall be subject to the provisions of the JIMOS CO., LTD., New Share Subscription Right Agreement between the Company and directors, auditors, employees or advisors of the Company or its subsidiaries.	1. Persons who have been granted new share subscription rights (hereinafter referred to as "subscription rights holders") must be directors, auditors or employees of the Company when they exercise their new share subscription rights. Provided, however, that this requirement shall not hold if the subscription holder obtains the approval of the board of directors of the Company regarding the number of new share subscription rights to be exercised and the timing of the exercise beforehand. 2. Other conditions in connection with the exercise of the new share subscription rights shall be subject to the provisions of the JIMOS CO., LTD., New Share Subscription Right Agreement between the Company and directors or employees in accordance with the resolutions of this meeting of the Board of Directors, the general shareholders' meeting of the Company or meetings of the Board of Directors following the general shareholders' meeting.	1. Persons who have been granted new share subscription rights (hereinafter referred to as "subscription rights holders") must be directors, auditors or employees of the Company or its subsidiaries when they exercise their new share subscription rights. Provided, however, that this requirement shall not hold if the subscription holder obtains the approval of the board of directors of the Company regarding the number of new share subscription rights to be exercised and the timing of the exercise beforehand. 2. Other conditions in connection with the exercise of the new share subscription rights shall be subject to the provisions of the JIMOS CO., LTD., 3rd New Share Subscription Right Agreement between the Company or its subsidiaries and directors, auditors or employees in accordance with the resolutions of this meeting of the Board of Directors, the general shareholders' meeting of the Company or meetings of the Board of Directors following the general

			shareholders' meeting.
Transfer of new share subscription rights	New share subscription rights may not be transferred without the approval of the Board of Directors.	New share subscription rights may not be transferred without the approval of the Board of Directors.	New share subscription rights may not be transferred without the approval of the Board of Directors.

	At March 31, 2006		At May 15, 2006	
Designation	JIMOS CO., LTD., 4th New Share Subscription Rights		JIMOS CO., LTD., 5th New Share Subscription Rights	
Regular or extraordinary shareholder meeting approval date	September 29, 2004		September 29, 2005	
No. of subscription rights (units)	1,250		213	
Type of shares covered	Common shares		Common shares	
No. of shares exchangeable per right (shares)	1,250 shares		213 shares	
Cost of exercising right (yen)	372,124 yen per common share		189,853 yen per common share	
Exercise period	October 1, 2006 to September 30, 2011		October 1, 2007 to September 30, 2015	
Issue price and amount included in capital for shares issued upon exercise of right (yen)	Issue price	372,124 yen per share	Issue price	189,853 yen per share
	Amount included in capital	186,062 yen	Amount included in capital	94,927 yen
Exercise conditions for new share subscription rights	1. Persons who have been granted new share subscription rights (hereinafter referred to as "subscription rights holders") must be directors, auditors or employees of the Company or its subsidiaries when they exercise their new share subscription rights. Provided, however, that this requirement shall not hold if the subscription holder obtains the approval of the board of directors of the Company regarding the number of new share subscription rights to be exercised and the timing of the exercise beforehand. 2. Other conditions in connection with the exercise of the new share subscription rights shall be subject to the provisions of the JIMOS CO., LTD., 4th		1. Persons who have been granted new share subscription rights (hereinafter referred to as "subscription rights holders") must be directors, auditors or employees of the Company or its subsidiaries when they exercise their new share subscription rights. Provided, however, that this requirement shall not hold if the subscription holder obtains the approval of the board of directors of the Company regarding the number of new share subscription rights to be exercised and the timing of the exercise beforehand. 2. Other conditions in connection with the exercise of the new share subscription rights shall be subject to the	

	New Share Subscription Right Agreement between the Company or its subsidiaries and directors, auditors or employees in accordance with the resolutions of this meeting of the Board of Directors, the general shareholders' meeting of the Company or meetings of the Board of Directors following the general shareholders' meeting.	provisions of the JIMOS CO., LTD., 5th New Share Subscription Right Agreement between the Company and employees in accordance with the resolutions of this meeting of the Board of Directors, the general shareholders' meeting of the Company or meetings of the Board of Directors following the general shareholders' meeting.
Transfer of new share subscription rights	New share subscription rights may not be transferred without the approval of the Board of Directors.	New share subscription rights may not be transferred without the approval of the Board of Directors.

CYBIRD

URL : http://www.cybird.co.jp/investor/

JASDAQ

News Release

May 15, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
+81-3-5785-6111

Notice Regarding the Spin Off of CYBIRD's Operations Due to Corporate Split

Tokyo, Japan, May 15, 2006—CYBIRD Co., Ltd., today announced that the board of directors decided in a meeting held today to convert the Company to a holding company after spinning out its existing operations into a newly established company. The effective date of the corporate split shall be October 2, 2006. Details are as follows.

The corporate split is being carried out based on the basic agreement between CYBIRD Co., Ltd. and JIMOS CO., LTD., a summary of which was announced on March 14, 2006 in a press release entitled "Notice regarding Business Integration through Transfer to Holding Company Structure".

1. Purpose of Corporate Spit

The purpose of the current corporate split, in which the existing operations of the Company will be spun off to a newly established company, is to allow the formation of a holding company of which the newly established company and JIMOS CO., LTD. (Head Office: Chuo-Ku, Fukuoka, Fukuoka Prefecture; President Fujio Komura) will become wholly owned subsidiaries.

On March 14, 2006, CYBIRD and JIMOS reached a fundamental agreement on integrating their businesses through a holding company structure with the goal of further expanding and diversifying their businesses and increasing earning capabilities. CYBIRD also concluded a share exchange agreement with JIMOS today based on which JIMOS will become a wholly owned subsidiary of the holding company on October 1, 2006.

2. Outline of Corporate Split

(1) Corporate Split Schedule

May 15, 2006	Board meeting to approve CYBIRD corporate split plan
June 29, 2006	Approval of corporate split plan at regular shareholders' meeting (planned)
October 2, 2006	Registration date for corporate split (planned)

(2) Corporate Spit Process

On October 2, 2006, CYBIRD will spin off its business operations, which will be transferred to a newly established company that will succeed to those businesses.

(3) Stock Allotment

All the 7,000 common shares issued by the newly established company upon establishment will be allotted to CYBIRD, the company that transferred its operations to the newly established company.

(4) Rights and Obligations of the Newly Established Company Succeeding to CYBIRD's Businesses

As of the corporate split date, the newly established company will succeed to the assets, liabilities, contractual obligations, and other rights and obligations as defined in the separately included Corporate Split Plan. Any assumed debt of the newly established company from CYBIRD will be considered a joint debt obligation of both companies.

(5) Forecast for Fulfillment of Debt Obligations

We do not anticipate that CYBIRD and the newly established company will have any difficulty in fulfilling its obligations for any debt transferred as a result of the corporate split.

(6) Directors and Auditors of Newly Established Company

The Company plans to appoint the following directors and auditors to the newly established company following the corporate split.

Title	Name	Other responsibilities as of May 15, 2006
Representative director	Toshiaki KAWATA	CYBIRD representative operating officer
Director	Tomosada YOSHIKAWA	CYBIRD executive vice president
Director	Tomotaka TAKADA	JIMOS director
Auditor	Jun UTSUMI	CYBIRD standing auditor

3. Outline of Company Undergoing Corporate Split

Note: The following summary of the company undergoing the corporate split is on a non-consolidated basis at December 31, 2005. In addition, the following summary of the company succeeding to CYBIRD's businesses is as of the corporate split date.

On October 1, 2006, the company undergoing the corporate split plans to change its name to CYBIRD Holdings Co., Ltd., and following the corporate split becomes a holding company.

(1)Company Name		CYBIRD Co., Ltd. (Company undergoing corporate split) (Changing name to CYBIRD Holdings Co., Ltd.)	CYBIRD Co., Ltd. (Successor)
(2)Main Business		Mobile Content, Marketing Solution, E-Commerce, Advertising, and International businesses	All business related to Mobile Content, Marketing Solution, E-Commerce, and Advertising businesses
(3)Establishment		September 29, 1998	October 2, 2006 (planned)
(4)Head Office		6-10-1 Roppongi, Minato-ku, Tokyo	6-10-1 Roppongi, Minato-ku, Tokyo
(5)Representative		Kazutomo Robert Hori, Chairman and CEO (As of May 15, 2006)	Toshiaki Kawata, President
(6) Paid-in Capital		¥5,433 million	¥350 million (planned)
(7) No. of Shares Issued		230,566 shares	7,000 shares
(8) Shareholders' Equity (Note 1)		¥13,156 million	¥3,289 million
(9) Total Assets (Note 1)		¥15,030 million	¥4,740 million
(10) Fiscal Year End		March 31	March 31
(11) No. of Employees (Note 1)		271	224
(12)Major Customers		NTT DoCoMo, Inc., KDDI Group, Vodafone K.K.	NTT DoCoMo, Inc., KDDI Group, Vodafone K.K.
(13)Major Shareholders and Holdings (See Note 2)		Kazutomo Robert Hori (11.86%) RECRUIT CO., LTD. (10.97%) OMRON Corporation (4.68%)	Holding company 100%
(14)Primary Financial Partners		Aozora Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd.	Aozora Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd.
(15)Relationship to Current Company	Capital	The successor company will become a wholly owned subsidiary of the holding company, CYBIRD Holdings, Co., Ltd.	
	Personnel	We plan to have some overlap of directorships between the holding and successor companies.	
	Transactions	The holding company will be commissioned by the successor company for some administrative activities.	

Note 1: Shareholders' equity, total assets, and number of employees of the successor company have been calculated based on the non-consolidated financial position and number of employees of CYBIRD at December 31, 2005.

Note 2: Percentage holdings of major shareholders of company undergoing corporate split are figures at the end of September 2005.

4. Three-Year Fiscal Performance of Corporate Split Company

Note: There is no three-year fiscal performance of the successor company, because it is a new company.
The following three-year fiscal performance of the company undergoing the corporate split is on a non-consolidated basis.

(Figures are rounded down)

	CYBIRD Co., Ltd.(Company undergoing corporate split)		
Fiscal Year	FY2003/3	FY2004/3	FY2005/3
Net Sales (millions of yen)	8,721	9,491	11,721
Operating Income (millions of yen)	1,259	429	765
Ordinary Income (millions of yen)	1,259	449	774
Net Income (millions of yen)	1,029	71	1,482
Net income per share (yen) (See Note)	5,445	369	7,251
Annual Dividends per Share(yen) (See Note)	–	500	Regular dividend 167 Special dividend 167
Shareholders' Equity per Share (yen) (See Note)	28,218	32,455	39,296

Note: On November 19, 2004, CYBIRD underwent a 3-to-1 share split.

5. Details of Businesses Being Spun Off

(1) Business of Businesses Being Spun Off

The newly established company will succeed to the following businesses.

(i) Mobile Content Business
(ii) Marketing Solution Business
(iii) E-Commerce Business
(iv) Advertising Business; and
(v) All related businesses

(2) The Business Performance and Financial Position of the Businesses Being Spun Off

Note: The (B) performance figures of CYBIRD for before the spin off are the unconsolidated figures for the fiscal year ended March 2005.

(Figures are rounded down)

	After spin off (A)	Before spin off (B)	Ratio (A/B)
Net Sales (millions of yen)	11,721	11,721	100.0%
Gross Profit (millions of yen)	4,466	4,466	100.0%
Operating income (millions of yen)	1,175	765	153.6%
Ordinary income (millions of yen)	1,175	774	151.8%

(3) Asset and Liability Categories and Amount of Spun Off Businesses

Note: The amounts below have been calculated based on the non-consolidated financial position of CYBIRD at December 31, 2005.

(Figures are rounded down)

Category	Asset	Category	Liabilities
Current assets	¥3,415 million	Current liabilities	¥1,451 million
Fixed assets	¥1,325 million	Fixed liabilities	--
Total	¥4,740 million	Total	¥1,451 million

6. Position of CYBIRD (Holding Company) After the Corporate Split

(1) Name: CYBIRD Holdings Co., Ltd. (Note 1)

(2) Main Business:	The Company plans to have the following functions. 1. Management oversight of formation of Group strategies 2. Provision of shared services to companies of the Group 3. Administration and use of integrated customer base 4. Auditing of Group companies
(3) Head Office:	6-10-1 Roppongi, Minato-ku, Tokyo
(4) Representatives:	Fujio Komura, President Kazutomo Robert Hori, Director and CEO
(5) Paid-in Capital (Note 2):	¥5,433 million (corporate split had no effect)
(6) Total Assets (Note 3):	¥10,289 million (¥4,740 million) (Figure in parentheses is reduction expected due to corporate split)
(7) Fiscal year end:	March 31

Note 1: As a result of this corporate split the company will be converted to a holding company.

Note 2: The paid-in capital figure is at December 31, 2005. It is possible that paid-in capital could increase due to the exercise of stock options up until the corporate split date.

Note 3: Total assets are calculated using financial position figures at December 31, 2005.

7. Impact on Performance

Because it involves the establishment of a new company that will succeed to the businesses of the current company as it's wholly owned subsidiary, the corporate split will have no direct effect on consolidated performance of CYBIRD for the fiscal year ending March 2007.